                                                                   Exhibit 99.17


                            POINTS INTERNATIONAL LTD.

                          NOTICE OF ANNUAL AND SPECIAL

                             MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "MEETING") of shareholders of POINTS INTERNATIONAL LTD. (the "CORPORATION") will be held at Stock Market Place, The Exchange Tower, 130 King Street West, Toronto, Ontario, on Thursday, the 24th day of June, 2004, at 4:30 p.m. (Toronto time) for the following purposes:

1. to receive and consider the Annual Report of the Corporation accompanying this notice, the financial statements of the Corporation for its financial year ended December 31, 2003 contained therein and the report of the auditors thereon;

2. to elect directors to hold office until the next annual meeting of shareholders or until their respective successors are elected or appointed;

3. to appoint Mintz & Partners LLP as the auditors of the Corporation until the next annual meeting of shareholders and authorize the directors to fix the auditors' remuneration;

4. to consider and, if thought advisable, to pass an ordinary resolution to increase the number of common shares of the Corporation issuable pursuant to the Corporation's stock option plan (the "OPTION PLAN RESOLUTION");

5. to consider and, if thought advisable, to pass a special resolution authorizing the continuance of the Corporation under the Canada Business Corporations Act (the "CBCA") (the "CONTINUANCE RESOLUTION");

6. to consider and, if thought advisable, to pass an ordinary resolution to confirm the repeal of the Corporation's existing by-laws and the adoption by the Corporation of a new by-law consistent with the CBCA, in each case, effective on the date the Corporation continues under the CBCA (the "BY-LAW RESOLUTION"); and

7. to transact such other business as may properly be brought before the Meeting and any adjournment or postponement thereof.

The text of each of the Option Plan Resolution, Continuance Resolution and By-Law Resolution are set forth in Schedules B, C and F, respectively, to the accompanying Management Information Circular and are incorporated by reference in this notice.

Shareholders are requested to complete, sign, date and return the accompanying form of proxy for use at the Meeting or any adjournment(s) or postponement(s) thereof, in the envelope provided for that purpose, whether or not they are able to attend personally.

Only shareholders of record at the close of business on May 14, 2004 will be entitled to vote at the Meeting, except to the extent that a shareholder of record has transferred any shares after that date and the transferee of such shares establishes proper ownership and requests not later than 10 days before the Meeting that the transferee's name be included in the list of shareholders entitled to vote at the Meeting.

     DATED at Toronto, Ontario this 22 day of April, 2004.

                                        By Order of the Board of Directors


                                        ----------------------------------------
                                        T.ROBERT MACLEAN
                                        Chief Executive Officer